

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

> **Re: Atlis Motor Vehicles Inc**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 21, 2022**
> **CIK No. 0001722969**

Dear Mark Hanchett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that your private placement investors do not appear to be irrevocably bound to purchase the second tranche securities because there are conditions to closing that are within the control of the investors. The closing condition set forth in Section 2.3(b)(v) of the Securities Purchase Agreement states "or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at each applicable Closing." Please provide your analysis regarding how registration is appropriate given this provision. For guidance, refer to

Securities Act Sections Compliance & Disclosure Interpretation 139.11.

2. We note that certain information in Exhibit 10.6 has been redacted. Please supplementally provide us with your analysis as to why the information omitted from Section 2 of the agreement is not material. Please contact the legal staff associated with the review of this filing to discuss how to submit your analysis.

Our A&R Bylaws include forum selection provisions..., page 39

3. On page 39 you state that your "exclusive forum provision will not apply to actions brought under the Securities Act or the rules and regulations thereunder...," however, Article 9 of your amended and restated bylaws states that the federal district courts shall be the exclusive forum for any complaint asserting a cause of action under the Securities Act and the Exchange Act. Please revise.

Business, page 43

4. We note your responses to comments 14 and 15. We further note your revised disclosure that (i) as of November 2022 you are producing the AMV Energy Cell in a mass production pilot program with a daily production target of 30 cells per day, (ii) you expect production to scale as the 30 pack, AMV XP and AMV XT enter production and (iii) that you have received non-binding LOIs/MOUs for over 9500 battery packs, which you expect to begin delivery in 2023. While your current pilot production capacity appears to cover your current non-binding LOIs/MOUs, please revise to disclose if you intend to further increase your production capacity in 2023. Specifically, discuss in detail how you will ramp to the mass production of any additional product in 2023 and 2024.

5. We note your response to comment 17 and reissue in part. Please revise your disclosure to fully describe your competitive position on page 50.

Company and Industry Outlook, page 54

6. We note your disclosure on page 49 that you have agreed to supply AMV XT pickup trucks in limited volume in 2024, with up to a total of 19,000 XT pickup trucks through 2027, however, we also note your disclosure on page 54 that you intend to begin production of AMV XT pickup trucks in fiscal year 2026. Please revise your disclosure to clarify your current anticipated production schedule of AMV XT pickup trucks. Quantify where possible.

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing